UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

TUFCO TECHNOLOGIES, INC.

(Name of Subject Company)

PACKERS ACQUISITION SUB, INC.

(Offeror)

TUFCO HOLDINGS, LLC

(Parent of Offeror)

GRIFFIN HOLDINGS, LLC

(Owner of Outstanding Equity of Parent)

SHAHRAM SHAUN GABAYZADEH

(Owner of Outstanding Equity of Griffin Holdings, LLC)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

Shahram Shaun Gabayzadeh

President

Packers Acquisition Sub, Inc.

2121 Avenue of the Stars, Suite 2575

Los Angeles, California 90067

(424) 245-4423

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins, Esq.

Brian Wheeler, Esq.

Cooley LLP

1333 Second Street, Suite 400

Santa Monica, California 90401-4100

Telephone: (310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,190,308	$3,759.71

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $6.07, the tender offer price, by the sum of: (a) 4,308,947, the number of issued and outstanding shares of Tufco Technologies, Inc. (“Tufco”) common stock; (b) 234,525, the number of shares of Tufco common stock subject to issuance pursuant to options to purchase shares of Tufco common stock; and (c) 265,475, the number of shares of Tufco common stock reserved for the issuance of purchase rights pursuant to Tufco’s employee stock purchase plan. The foregoing share figures have been provided by the issuer to the offerors and are as of December 20, 2013, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,759.71	Filing Party: Packers Acquisition Sub, Inc., Tufco Holdings, LLC and Griffin Holdings, LLC
Form or Registration No.: Schedule TO	Date Filed: January 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed on January 9, 2014 by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Tufco Holdings, LLC, a Delaware limited liability company and parent of Purchaser (“Parent”), Griffin Holdings, LLC, a New York limited liability company and owner of the outstanding equity of Parent (“Sponsor”), and Shahram Shaun Gabayzadeh, the owner of the outstanding equity of Sponsor. The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Tufco Technologies, Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of $6.07 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9, Item 11 and Item 12 as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following disclosure.

“The Offer expired at 12:00 midnight, New York City time, on February 21, 2014. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 3,637,342 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 84.41% of the outstanding Shares. Additionally, the Depositary has advised Purchaser that an additional 2,400 Shares had been tendered by notice of guaranteed delivery. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered into the Offer and not properly withdrawn.

As a result of its acceptance of the Shares tendered in the Offer and given that it was determined that Section 251(h) of the DGCL is applicable to the Merger, Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Purchaser and the Company expect to effect the Merger as promptly as practicable. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares then held by the Company, Parent or Purchaser, all of which will be canceled and retired without any consideration in exchange therefor, and (ii) Shares that are held by stockholders of the Company who properly exercise their appraisal rights under Section 262 of the DGCL, will be converted automatically into and will represent the right to receive an amount of cash equal to the Offer Price. All Shares that will be converted into the right to receive the Offer Price pursuant to the Merger will be cancelled and will cease to exist. Parent intends to cause all Shares to be promptly delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

On February 24, 2014, Sponsor issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(3) to the Schedule TO and is incorporated herein by reference.”

Item 12 (Exhibits).

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(3)        Press Release issued by Sponsor dated February 24, 2014 announcing the expiration and results of the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2014

PACKERS ACQUISITION SUB, INC., a Delaware corporation

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	President

TUFCO HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager

GRIFFIN HOLDINGS, LLC, a New York limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager

SHAHRAM SHAUN GABAYZADEH

/s/ Shahram Shaun Gabayzadeh